

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2022

Tom Scozzafava
Chief Executive Officer
1812 Brewing Company, Inc.
981 Waterman Drive
Watertown, NY 13601

> **Re: 1812 Brewing Company, Inc.**
>   **Post-qualification Amendment No. 1**
>   **Offering Statement on Form 1-A**
>   **Filed on May 24, 2022**
>   **File No. 024-11768**

Dear Mr. Scozzafava:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Nalbantian at 202-551-7470 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services